UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 3, 2017

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the new release which appears immediately following this page.

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

3 April 2017
News Release
UBS publishes agenda for the Annual General Meeting of UBS Group AG on 4 May 2017

Julie G. Richardson nominated for election to the Board of Directors at the Annual General Meeting. Joseph Yam decided not to stand for re-election.

Zurich, 3 April 2017 – The Board of Directors of UBS Group AG is proposing Julie G. Richardson for election as a new member of the Board of Directors for a one-year term. Julie G. Richardson (born 1963) was a Partner and Head of the New York Office of Providence Equity Partners from 2003 to 2012, a global private equity firm specializing in equity investments in media, communications, education and information companies. She acted as a senior advisor to the partnership until 2014. From 1998 to 2003, Julie G. Richardson served as Vice Chairman of JPMorgan Chase & Co.’s Investment Banking division and Head of its Global Telecommunications, Media and Technology group. She started her career with Merrill Lynch in 1986, where she worked until 1998, in her last position as Managing Director Media and Communications Investment Banking. Julie G. Richardson graduated with a bachelor’s degree in business administration from the University of Wisconsin-Madison.

Chairman of the UBS Board of Directors Axel Weber: “I am delighted to announce the nomination of Julie G. Richardson for election to the Board of Directors. We are convinced she has the specialist knowledge required to strengthen the UBS Board of Directors and – subject to her election – will provide invaluable skills, experience and expertise.”

Joseph Yam has decided to step down from the Board of Directors at this year's Annual General Meeting (AGM) for personal reasons. He has been a member of the Board since 2011 and was a member of the Corporate Culture and Responsibility Committee and the Risk Committee. Chairman Axel Weber, said: "Joseph Yam's experience as a former regulator in the vital Asian market brought important impetus to the Board, where he engaged actively for a sustainable strategy. The Board thanks him for his valuable collaboration."

Chairman Axel Weber and the other members of the Board of Directors will stand for re-election for a further one-year term.

Dividend proposal

The UBS Group AG Board of Directors intends to propose to shareholders an ordinary dividend of CHF 0.60 per share for the financial year 2016, unchanged compared with the previous year.

Proposals for compensation of the Board of Directors and the Group Executive Board

At the AGM 2017, shareholders will be asked to vote on the variable compensation for the Group Executive Board for 2016, the fixed compensation for the Group Executive Board for 2018 and the compensation for the Board of Directors for the period from the AGM 2017 to the AGM 2018.

UBS Group AG, News Release, 3 April 2017                                                                                                                                              Page 1

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

As in previous years, there will also be an advisory vote by shareholders on the current compensation report, which outlines UBS’s compensation strategy and principles, governance and practice.

The advisory vote and the binding votes on compensation provide the Board of Directors with valuable feedback on the firm’s compensation policy and reflect its commitment to transparent say-on-pay for shareholders.

Agenda for the Annual General Meeting 2017 of UBS Group AG

1.       UBS Group AG management report and consolidated and standalone financial statements for the financial year 2016

1.1.         Approval of the UBS Group AG management report and consolidated and standalone financial statements

1.2.         Advisory vote on the UBS Group AG Compensation Report 2016

2.       Appropriation of retained earnings and distribution of ordinary dividend out of capital contribution reserve

3.       Discharge of the members of the Board of Directors and the Group Executive Board for the financial year 2016

4.       Approval of the aggregate amount of variable compensation for the members of the Group Executive Board for the financial year 2016

5.       Approval of the maximum aggregate amount of fixed compensation for the members of the Group Executive Board for the financial year 2018

6.       Elections

6.1.         Re-election of members of the Board of Directors

6.1.1.    Axel A. Weber as Chairman of the Board of Directors

6.1.2.    Michel Demaré

6.1.3.    David Sidwell

6.1.4.    Reto Francioni

6.1.5.    Ann F. Godbehere

6.1.6.    William G. Parrett

6.1.7.    Isabelle Romy

6.1.8.    Robert W. Scully

6.1.9.    Beatrice Weder di Mauro

6.1.10.  Dieter Wemmer

6.2.         Election of a new member to the Board of Directors: Julie G. Richardson

6.3.         Re-election of the members of the Compensation Committee

6.3.1.    Ann F. Godbehere

6.3.2.    Michel Demaré

6.3.3.    Reto Francioni

6.3.4.    William G. Parrett

7.       Approval of the maximum aggregate amount of compensation for the members of the Board of Directors from the Annual General Meeting 2017 to the Annual General Meeting 2018

UBS Group AG, News Release, 3 April 2017                                                                                                                                             Page 2

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

8.       Re-elections

8.1.         Re-election of the independent proxy, ADB Altorfer Duss & Beilstein AG, Zurich

8.2.         Re-election of the auditors, Ernst & Young Ltd, Basel

The invitation to the AGM as well as explanatory information on individual agenda items is available on the UBS website via the following link: www.ubs.com/agm. Voting results will also be uploaded to the website during the AGM.

The UBS Group AG AGM will take place at the Messe Basel on 4 May 2017 and begins at 10:30 a.m.

Participation by media representatives

Representatives of the media may register to attend the UBS Group AG AGM by returning the invitation on page 4 by 24 April 2017 at the latest.

UBS Group AG

Investor contact

Switzerland:      +41-44-234 41 00

Media contact

Switzerland:      +41-44-234 85 00

UK:       +44-207-567 47 14

Americas:          +1-212-882 58 57

APAC:   +852-297-1 82 00

www.ubs.com

UBS Group AG, News Release, 3 April 2017                                                                                                                                             Page 3

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

To representatives of the media

3 April 2017

Invitation to the UBS Group AG Annual General Meeting

Dear Sir or Madam

You are invited to attend the UBS Group AG AGM, which will take place at 10:30 a.m. on 4 May 2017 at the Messe Basel, Messeplatz, Halle 1.2 Süd in Basel. Doors will open at 9:30 a.m.

For organizational reasons, you are required to register by 24 April 2017 at the latest. If you wish to attend please provide us with the information below by e-mail (mediarelations@ubs.com). Once your registration has been received, we will send you a confirmation that should be presented at the AGM entrance.

If you have any questions, please contact Sandra Benedetti or Eveline Mueller-Eichenberger

(+41-44-234 85 00).

Last name/first name:_________________________________________________

Organization:             _________________________________________________

Address:                     _________________________________________________

Telephone:                 _________________________________________________

Email:                          _________________________________________________

UBS Group AG

UBS Group AG, News Release, 3 April 2017                                                                                                                                             Page 4

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; and 333-215255) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Sarah M. Starkweather______

Name:  Sarah M. Starkweather

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Sarah M. Starkweather______

Name:  Sarah M. Starkweather

Title:    Executive Director

Date:  April 3, 2017